INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 Enterprise Drive
                              Plainsboro, NJ 08536


VIA EDGAR TRANSMISSION

October 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

     Re:  Integra LifeSciences Holdings Corporation
          Post Effective Amendment No. 2 to Registration Statement on Form S-3 (FILE NO. 333-106625)

Dear Sir or Madam:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Integra LifeSciences Holdings Corporation, a Delaware corporation (the "Registrant"), hereby respectfully applies to the Securities and Exchange Commission (the "Commission") to withdraw the Registrant's Post Effective Amendment No. 2 to Registration Statement on Form S-3, together with all exhibits, filed on August 3, 2004 (the "Post Effective Amendment") (File No. 333-106625), with such application for withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Commission has not declared the Post Effective Amendment effective.

     The Registrant is withdrawing the Post Effective Amendment pursuant to discussions with Mr. Greg Belliston of the Commission. The Registrant confirms that to its knowledge, no securities have been sold pursuant to the Post Effective Amendment.

     If you have any questions or would like to discuss the Post Effective Amendment or any of the matters covered by this letter, please contact Michael
D. Levin of Latham & Watkins LLP, counsel to the Registrant, at (312) 876-7727.


                                 Very truly yours,

                                 Integra LifeSciences Holdings Corporation


                                 By:   /s/ JOHN B. HENNEMAN, III
                                      ------------------------------------------
                                      John B. Henneman, III
                                      Executive Vice President
                                      Chief Administrative Officer and Secretary